SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                  ------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 12)

                              Hartmarx Corporation
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))


                            The Lincoln Company LLC
--------------------------------------------------------------------------------
                       (Name of Filing Persons (Offeror))


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   417119104
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                                  Spencer Hays
               c/o Neuberger, Quinn, Gielen, Rubin & Gibber, P.A.
                          One South Street, 27th Floor
                            Baltimore, Maryland 21202
                                 (410) 332-8573
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
 Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                           CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
     Transaction Valuation                             Amount of Filing Fee
              N/A                                              N/A
--------------------------------------------------------------------------------

___  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:_______________    Filing Party:________________________

Form or Registration No.:_____________    Date Filed:___________________________

 X   Check the box if the filing relates  solely to  preliminary  communications
---  made before the commencement of a tender offer.

___ Check the appropriate boxes below to designate any transactions to which the statement relates:

     ___  third party tender offer subject to Rule 14d-1.
     ___  issuer tender offer subject to Rule 13e-4.
     ___  going-private transaction subject to Rule 13e-3.
     ___  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: ___

Contact:  Robert Siegfried
          Hope Sidman
          Kekst and Company
          (212) 521-4800


          LINCOLN COMPANY LLC SAYS HARTMARX COURT PAPERS WITHOUT MERIT

    -- Urges Shareholders To Make Their Views Known To The Hartmarx Board --


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

New York, New York, September 26, 2001 - The Lincoln Company LLC today stated that the papers filed yesterday by Hartmarx (NYSE: HMX) attacking and impugning Lincoln's financing and credibility are without merit. Lincoln released the detailed terms and conditions of its financing yesterday for the world to see.

The Lincoln Company stated, "Hartmarx continues its campaign of misinformation about Lincoln in an attempt to deflect attention away from the hard cold fact that its Board of Directors and senior management are intent on depriving Hartmarx shareholders the $4.50 per share they would receive under Lincoln's offer."

Lincoln emphasized, "Despite these machinations, the facts about Lincoln's offer are:

     o The $4.50 per share all cash offer represents today more than a 100 % premium to Hartmarx shareholders.

     o The Hartmarx Board, in all its maneuvering, has not claimed the price of the offer is inadequate.

     o Based on the documents Lincoln has publicly released, Lincoln is confident that it can finance its offer.

     o We stand prepared to pursue our offer with the Hartmarx Board but have made it clear that if Hartmarx does not so agree by the end of business on October 1, 2001, Lincoln will withdraw its offer."

Lincoln concluded, "We see no reason why this transaction cannot be completed expeditiously with the cooperation of Hartmarx.

     "We urge all Hartmarx shareholders to contact Hartmarx and demand that they proceed with Lincoln in good faith."

Listed below are the names of the Hartmarx Board of Directors:

     Samual A.T. Bakhsh - Director of Traco Group of Companies

     Jeffrey A. Cole -  Chairman  & Chief  Executive  Officer  of Cole  National
          Corporation

     Raymond F. Farley - Retired  President and Chief  Executive  Office of S.C.
          Johnson & Son, Inc. (SC Johnson Wax)

     Elbert  O.  Hand  -  Chairman  and  Chief  Executive  Officer  of  Hartmarx
          Corporation

     Donald P. Jacobs - Dean of the J.L.  Kellogg Graduate School of Management,
          Northwestern University

     Charles Marshall - Retired Vice Chairman and Director of American Telephone and Telegraph Company

     Homi B.  Patel  -  President  and  Chief  Operating   Officer  of  Hartmarx
          Corporation

     Michael B. Rohlfs - President  and Chief  Executive of Dearborn  Financial,
          Inc.

     Stuart L. Scott -  Chairman  and Chief  Executive  Officer of Jones Lang La
          Salle Incorporation

     Ella D. Strubel - Retired  Executive Vice President of Leo Burnett Company,
          Inc.

The address, telephone and fax numbers of Hartmarx Corporation are as follows:

                                            Hartmarx Corporation
                                            101 North Wacker Drive
                                            Chicago, IL 60606
                                            Phone: 312-372-6300
                                            Fax:   312-855-3799

Investors and security holders are strongly advised to read the tender offer or business combination statement regarding the offer referred to in this press release when it becomes available because it will contain important information. The Lincoln Company LLC will file this statement with the Securities and Exchange Commission (SEC) at the appropriate time. Investors and security holders may obtain a free copy of the statement (when available) at www.sec.gov.

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